1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 31, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F☒   Form 40-F☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes☐☐ No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Exhibit

Exhibit	Description

99.01	Press release on 2018/01/31: Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Fourth Quarter and Full Year of 2017

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Fourth Quarter and Full Year of 2017

TAIPEI, Taiwan, January 31, 2018 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the fourth quarter and full year of 2017. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Fourth Quarter 2017 Financial Highlights

-	Total revenue increased by 4.4% to NT$60.92 billion
-	Mobile communications revenue increased by 2.1% to NT$28.97 billion
o	Mobile value-added services (VAS) revenue increased by 4.2% to NT$10.91 billion, with mobile Internet revenue, the largest contributor to VAS revenue, increasing by 5.1%
o	Mobile voice revenue decreased by 13.9% to NT$ 7.66 billion
o	Smart device sales revenue increased by 14.3% to NT$9.97 billion
-	Internet revenue increased by 2.4% to NT$7.75 billion
-	Domestic fixed communications revenue increased by 10.9% to NT$19.62 billion
-	International fixed communications revenue decreased by 0.3% to NT$3.55 billion
-	Total operating costs and expenses increased by 5.2% to NT$50.40 billion
-	Net income attributable to stockholders of the parent increased by 11.7% to NT$8.67 billion
-	Basic earnings per share (EPS) was NT$1.12

Full Year 2017 Financial Highlights

-	Total revenue decreased by 1.1% to NT$227.55 billion
-	Mobile communications revenue decreased by 1.3% to NT$109.38 billion
o	Mobile VAS revenue increased by 4.2% to NT$43.22 billion
o	Mobile voice revenue decreased by 12.6% to NT$32.60 billion
o	Smart device sales revenue increased by 4.4% to NT$32.20 billion
-	Internet revenue increased by 3.6% to NT$28.93 billion
o	Application VAS revenue increased by 5.9% to NT$5.44 billion
-	Domestic fixed communications revenue decreased by 1.9% to NT$71.16 billion
-	International fixed communications revenue decreased by 8.9% to NT$13.55 billion
-	Total operating costs and expenses decreased by 0.4% to NT$180.73 billion
-	Net income attributable to stockholders of the parent decreased by 3.0% to NT$38.86 billion
-	Basic EPS was NT$5.01

Mr. Yu Cheng, Chairman and CEO of Chunghwa Telecom, stated, “We are pleased to report another quarter of solid financial and operating performance, rounding out a strong 2017, during which our full year income from operation, net income and EBITDA exceeded guidance. Our solid market leading position is underscored by a 36.6% market share in mobile subscribers and a 37.2% market share in mobile revenue. At the same time, we maintained the lowest churn rate and the lowest decline of mobile service revenue among our peers despite an increasingly competitive landscape.”

“We are also pleased with solid progress in our other segments. The number of users signing up for, or upgrading to, connection speeds of 100Mbps or higher grew by 9.5% year over year to 1.28 million in the fourth quarter as a result of broadband subscribers consistently migrating to our higher-speed, higher-value fiber services. Furthermore, our IPTV subscribers exceeded 1.6 million in the fourth quarter of 2017, representing a 20.3% increase year over year, driving a 15.7% year-over-year growth in IPTV revenue, which was also helped by the healthy growth of SVOD subscribers.

“Going forward, we remain focused on margin expansion and will continue to guide mobile subscribers toward higher-end plans and encourage our broadband subscribers to migrate to higher-speed services. We are confident in our ability to carry our strong growth momentum into 2018 and, with our competitive advantages in network infrastructure, IDC, and CDN, we will be able to further consolidate our market leading position.” Mr. Cheng concluded.

Revenue

Chunghwa Telecom’s total revenues for the fourth quarter of 2017 increased by 4.4% to NT$60.92 billion, which was comprised of 47.6% mobile, 12.7% internet, 32.2% domestic fixed, 5.8% international fixed, and 1.7% from other businesses.

Mobile communications revenue for the fourth quarter of 2017 increased by 2.1% to NT$28.97 billion. This was mainly due to the continued growth in mobile VAS revenue and smart device sales, which partially offset decrease of mobile voice revenue. The decline of mobile voice revenue was due to increased market competition and VoIP substitution.

Internet business revenue for the fourth quarter of 2017 increased by 2.4% year over year to NT$7.75 billion. The increase was primarily attributable to higher Data Communication revenue and revenue from services provided to the government.

Domestic fixed revenue for the fourth quarter of 2017 increased by 10.9% year over year to NT$19.62 billion, primarily reflected by the increase of ICT project revenue, which offset the decrease of local and DLD service revenue that represented 6.9% and 7.7% decrease respectively due to increased mobile and VoIP substitution. Broadband access revenue also decreased by 2.5% to NT$4.63 billion as a result of intense market competition.

International fixed revenue decreased by 0.3% to NT$3.55 billion, mainly due to the decline of international long distance revenue, which resulted from increased market competition.

Total revenue for the full year of 2017 decreased by 1.1% year over year to NT$227.55 billion, which was comprised of 48.1% mobile, 12.7% Internet, 31.3% domestic fixed, 5.9% international fixed, and 2.0% other.

Operating Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2017 increased by 5.2% year over year to NT$50.40 billion.

Total operating costs and expenses for 2017 decreased by 0.4% year over year to NT$180.73 billion, which was mainly due to lower interconnection expenses and depreciation, but partially offset by the increase in ICT project costs and cost of goods sold.

Operating Income and Net Income

Income from operations for the fourth quarter of 2017 increased by 5.1% to NT$10.46 billion. The operating margin was 17.2%, compared to 17.1% in the same period of 2016. Net income attributable to stockholders of the parent increased by 11.7% to NT$8.67 billion. Basic earnings per share was NT$1.12.

Income from operations for 2017 decreased by 2.9% to NT$46.73 billion. The operation margin was 20.5%, compared to 20.9% for 2016. Net income attributable to stockholders of the parent decreased by 3.0% to NT$38.86 billion. Basic earnings per share was NT$5.01.

Cash Flow and EBITDA

Cash flow from operating activities for the fourth quarter of 2017 decreased by 20.8% to NT$25.09 billion. As of December 31st, 2017, the Company had cash and cash equivalents of NT$28.89 billion, representing a 7.1% year-over-year decrease.

EBITDA for the fourth quarter of 2017 increased by 2.0% to NT$18.45 billion, and EBITDA margin was 30.3%, compared to 31.0% in the same period of 2016. EBITDA for 2017 decreased by 2.4% to NT$78.63 billion, and EBITDA margin was 34.6%, compared to 35.0% for 2016.

Capital Expenditure (“Capex”)

Total Capex for the fourth quarter of 2017 decreased by 7.1% to NT$10.42 billion, which was comprised of 46.1% domestic fixed communications, 37.0% mobile communications, 11.8% internet, 2.8% international fixed communications, and 2.3% from others.

Business and Operational Highlights

Broadband/HiNet

**  The Company continued to execute its strategy of encouraging FTTx migration. As of December 31st, 2017, the number of FTTx subscribers reached 3.55 million, accounting for 79.5% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 9.5% to over 1.28 million.

**  HiNet broadband subscribers decreased by 0.7% year over year, totaling 3.73 million as of December 31st, 2017.

Mobile

**  As of December 31st, 2017, Chunghwa had 10.45 million mobile subscribers, representing a 3.1% year-over-year decrease. However, the Company’s mobile Internet subscribers increased by 7.2% year over year to 7.35 million.

**  As of December 31st, 2017, the company accumulated 7.99 million 4G subscribers.

Fixed-line

**  The Company maintained its leading position in the fixed-line market, with a total of 10.69 million subscribers as of December 31st, 2017.

(in NT$ billion)

	2017		2016		YoY%
	4Q17	Jan.-Dec.	4Q17	Jan.-Dec.	4Q17	Jan.-Dec.
Revenue	60.92	227.55	58.33	229.99	4.4	-1.1
Operating costs and expenses	50.40	180.73	47.91	181.39	5.2	-0.4
Other income and expense (Note 1)	-0.06	-0.09	-0.46	-0.49	87.6	81.5

Operating income	10.46	46.73	9.96	48.11	5.1	-2.9
Net income attributable to stockholders of the parent	8.67	38.86	7.76	40.07	11.7	-3.0
EBITDA	18.45	78.63	18.09	80.58	2.0	-2.4
EPS(NT$)	1.12	5.01	1.00	5.16	11.7	-3.0

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

2018 Guidance

For 2018, the Company expects total revenue to increase by 1.7~2.4%, to NT$231.47~NT$232.97 billion as compared to the un-audited consolidated total revenue of 2017. Operating costs and expenses are expected to increase by 0.7%~1.9%, to NT$182.07~NT$184.24 billion as compared to the prior year.  Income from operations is expected to increase by 0.9%~8.8% to NT$47.17~NT$50.84 billion, year over year. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$48.11~NT$51.89 billion and NT$37.25~NT$40.31billion, respectively. Basic earnings per share is expected to be NT$4.80~NT$5.20. Capex for the acquisition of property, plant and equipment in 2018 is expected to increase by NT$6.05 billion to NT$33.06 billion as compared to the prior year.

(NT$ billion except EPS)	2018(E)	2017 (un-audited)	change	YoY (%)
Revenue	231.47~232.97	227.55	3.92~5.42	1.7%~2.4%
Operating Costs and Expenses	182.07~184.24	180.73	1.34~3.51	0.7%~1.9%
Other Income and Expense	(0.06)	(0.09)	0.03	32.40%
Income from Operations	47.17~50.84	46.73	0.44~4.11	0.9%~8.8%
Non-operating Income	0.94~1.05	1.30	(0.36)~(0.25)	(26.8%)~(19.2%)
Income before Income Tax	48.11~51.89	48.03	0.08~3.86	0.2%~8.0%
Net Income Attributable to Stockholders of The Parent	37.25~40.31	38.86	(1.61)~1.45	(4.1%)~3.7%
EPS(NT$)	4.80~5.20	5.01	(0.21)~0.19	(4.1%)~3.7%
EBITDA	79.11~82.79	78.63	0.48~4.16	0.6%~5.3%
EBITDA Margin	34.2%~35.5%	34.6%	(0.4%)~0.9%
Acquisition of Material Assets	33.15	27.01	6.14	22.8%

Acquisition of Property, Plant and Equipment	33.06	27.01	6.05	22.4%
Others	0.09	0	0.09	100.0%
Disposal of Material Assets	3.07	0.28	2.79	1003.7%

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on the Company’s operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

**  these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

**  these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

**  these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

**  these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit the Company’s website at http://www.cht.com.tw.

Contact:Fu-fu Shen

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw